FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of November 2005

Commission file number 0-13391

SAMEX MINING CORP.

_____________________________________________________________________________

(Exact Name of Registrant, as Specified in its Charter

#301 - 32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3

______________________________________________________________________________

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X

Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ____

No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX MINING CORP.

        (Registrant)

By:      "Larry D. McLean"

           Vice President, Operations

Dated: November 10, 2005

SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com TEL: (604) 870-9920 FAX: (604) 870-9930	WEB SITE: www.samex.com TRADING SYMBOLS: SXG - TSX VENTURE SMXMF - NASD OTC:BB

                S   A   M   E   X      M   I   N   I   N   G       O   R   P.

November 10, 2005

BC Securities Commission

PO Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, BC  V7Y 1L2

Dear Sirs:

RE: SAMEX Mining Corp. (the “Company”)

NOTICE OF CHANGE IN YEAR-END

(a)

This is to advise you that the Board of Directors of SAMEX Mining Corp. has passed a resolution to change the Company’s fiscal year-end of November 30th, by extending it for one additional month, to December 31st.

(b)

The reason for the change is to synchronize the Company’s fiscal year-end with the year-end of its Chilean subsidiary and with the quarter ends of its three Bolivian subsidiaries. The year-ends for mining/exploration companies are proscribed by law in Chile (December 31st) and Bolivia (September 30th) and therefore the subsidiaries cannot changed their year-ends to synchronize with the parent Company’s year-end in Canada.

(c)

The Company’s old financial year-end is November 30, 2005.

(d)

The Company’s new financial year-end will be December 31, 2005.

(e)

The length and ending date of the periods, including the comparative periods, of the interim and annual financial statements to be filed for the Company’s transition year and its new financial year are as follows:

Transition Year (fiscal 2005)	New Financial Year (fiscal 2006)
First Quarter- 3 Months Ended February 28, 2005	First Quarter- 3 Months Ended March 31, 2006
Second Quarter– 3 Months Ended May 31, 2005	Second Quarter– 3 Months Ended June 30, 2006
Third Quarter- 3 Months Ended August 31, 2005	Third Quarter- 3 Months Ended September 30, 2006
Fourth Quarter & Year End - 4 Months Ended December 31, 2005	Fourth Quarter & Year End - 3 Months Ended December 31, 2006

(f)

The filing deadlines for the interim and annual financial statements for the Company’s transitional year (fiscal 2005) are as follows:

Period	Filing Deadline
First Quarter for the 3 Months Ended February 28, 2005	April 30, 2005
Second Quarter for the 3 Months Ended May 31, 2005	July 31, 2005
Third Quarter for the 3 Months Ended August 31, 2005	October 31, 2005
Fourth Quarter & Year End for the 4 Months Ended December 31, 2005 (Annual Financial Statements)	April 30, 2006

Pursuant to National Instrument 51-102 Part 4.8 (5), the Company is not required to file interim financial statements for the extra one-month period (to December 31, 2005) in its transitional year that ends within one month after the last day of its old financial year (November 30, 2005).

We trust this information fulfills the notification requirements prescribed by NI 51-102.

Sincerely,

SAMEX Mining Corp.

“Larry D. McLean”

____________________________

Larry D. McLean

Vice President, Operations & CFO

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      Alberta Securities Commission - By SEDAR

      US Securities and Exchange Commission – By EDGAR